Exhibit 99.1

Grab Reports First Quarter 2026 Results
●Q1 2026 Revenue grew 24% year-over-year to $955 million
●Q1 2026 On-Demand GMV grew 24% year-over-year to $6.1 billion
●Q1 2026 Profit for the period of $120 million
●Q1 2026 Adjusted EBITDA1 grew 46% year-over-year to $154 million
●Adjusted Free Cash Flow1 of $489 million on a trailing twelve months basis

Group First Quarter 2026 Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	Q1 2026	Q1 2025	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency2)
Operating metrics:
On-Demand GMV	6,131	4,932	24%	21%
On-Demand GMV per MTU ($)	130	122	7%	4%
Group MTUs (millions of users)	51.6	44.5	16%
Partner incentives	305	215	42%
Consumer incentives	345	286	21%
Gross loan portfolio	1,438	625	130%

Financial measures:
Revenue	955	773	24%	19%
Operating profit/ (loss)	22	(21)	NM
Profit for the period	120	10	NM
Total Segment Adjusted EBITDA	268	192	40%
Adjusted EBITDA	154	106	46%
Net cash (used in)/ from operating activities (Operating Cash Flow)	(59)	73	NM
Adjusted Free Cash Flow	98	(101)	NM

●Revenue grew 24% YoY, or 19% YoY on a constant currency basis, to $955 million in the first quarter of 2026, driven by continued growth across our On-Demand and Financial Services segments.

●On-Demand GMV grew 24% YoY, or 21% YoY on a constant currency basis, to $6.1 billion, as On-Demand MTU growth accelerated to 17% and On-Demand GMV per MTU grew 4% on a constant currency basis.

●Total incentives were $650 million during the quarter. On-Demand incentives as a proportion of On-Demand GMV increased by 46bps YoY to 10.5%, driven by an increase in partner incentives to meet festive demand and to support earnings of our driver-partners in light of increased fuel costs across the region.
1 These are non-IFRS measures. For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure, see the section titled “Non-IFRS Financial Measures” on Page 10.

●Operating profit in the first quarter was $22 million, an improvement of $43 million YoY from an operating loss of $21 million in the prior year period, primarily driven by revenue growth.

●Profit for the period was $120 million, growing from $10 million in the prior year period. On a YoY basis, the increase was driven by improvements in operating profit, a $118 million net gain on fair value of financial assets and liabilities, and a $10 million reduction of income tax expenses, partially offset by a reduction in net finance income and costs of $61 million.

●Adjusted EBITDA was $154 million for the quarter, up 46% YoY from $106 million in the prior year period, as we grew revenue and improved profitability across segments. Adjusted EBITDA margin improved to 16.2% of revenue from 13.7% in the first quarter of 2025.

●Regional corporate costs2 for the quarter increased $28 million YoY to $114 million during the quarter driven by increases in inflationary staff costs, cloud and software costs.

●Gross cash liquidity3 totaled $6.9 billion as of March 31, 2026 compared to $7.4 billion as of the end of the prior quarter. Net cash liquidity4 was $5.0 billion as of March 31, 2026 compared to $5.4 billion as of the end of the prior quarter.

●In March 2026, we entered into an accelerated share repurchase agreement and a contingent forward purchase agreement to repurchase $250 million and up to $150 million, respectively, worth of Class A ordinary shares, as part of our previously announced $500 million share repurchase programme approved by the Board of Directors in February 2026.

●Net cash used in operating activities was $59 million in the first quarter of 2026, primarily reflecting higher outflows in loan receivables from growth in our lending businesses. Adjusted Free Cash Flow was $98 million for the quarter, a $199 million improvement YoY driven by increasing profitability and improved management of receivables and payables.

2 Regional corporate costs are costs that are not attributed to any of the business segments, including certain cost of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs.
3 Gross cash liquidity includes cash on hand, short-term and long-term time deposits, marketable securities and restricted cash.
4 Net cash liquidity includes gross cash liquidity less loans and borrowings.

Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q1 2026	Q1 2025	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency2)
Operating metrics:
GMV	3,908	3,129	25%	22%

Financial measures:
Revenue	510	415	23%	17%
Segment Adjusted EBITDA	88	63	40%

●Deliveries revenue grew 23% YoY, or 17% YoY on a constant currency basis, to $510 million in the first quarter of 2026. Growth was primarily driven by GMV expansion and strong momentum in our Advertising business despite seasonal softness typically associated with the Lunar New Year and Ramadan festive periods.

●Deliveries GMV grew 25% YoY, or 22% YoY on a constant currency basis, to $3,908 million in the quarter, driven by increases in the total number of Deliveries transactions, Deliveries MTUs, and GMV per MTU.

●Deliveries Segment Adjusted EBITDA as a percentage of GMV was 2.3% in the quarter, improving by 25 basis points from 2.0% in the prior year period. This improvement was primarily driven by increased Advertising contributions and improvements in operating leverage.

●Total Deliveries active merchant-partners grew 11% YoY while average earnings of these merchant-partners grew 12% YoY. We also deepened Advertising penetration with total quarterly active advertisers on our self-serve platform growing 5% YoY, and average spend of these advertisers growing 44% YoY.

●In March 2026, we announced the planned acquisition of Delivery Hero’s foodpanda Delivery business in Taiwan, marking Grab’s first market expansion outside of Southeast Asia. Closing is expected in the second half of 2026, subject to regulatory approval and customary closing conditions.

Mobility

($ in millions, unless otherwise stated)	Q1 2026	Q1 2025	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency2)
Operating metrics:
GMV	2,223	1,804	23%	19%

Financial measures:
Revenue	337	282	19%	16%
Segment Adjusted EBITDA	198	159	24%

●Mobility revenue grew 19% YoY, or 16% YoY on a constant currency basis, to $337 million in the first quarter of 2026. Growth was underpinned by strong increases in Mobility GMV and continued expansion of Mobility MTUs and transactions.

●Mobility GMV grew 23% YoY, or 19% YoY on a constant currency basis, to reach $2,223 million during the quarter. Mobility transaction growth continued to outpace GMV growth as we enhanced the affordability of our services, with Mobility transactions increasing 28% YoY.

●Mobility Segment Adjusted EBITDA as a percentage of Mobility GMV was 8.9% during the quarter, compared to 8.8% in the prior year period.

●During the quarter, active driver-partners grew 4% quarter-over-quarter and 16% YoY to reach another all-time high. To maintain healthy supply amid elevated fuel costs, we deployed targeted earnings support for our driver-partners in the first quarter. Concurrently, we accelerated the expansion of our Electric Vehicle ecosystem through strategic partnerships with fleet owners and fuel operators.

●In April 2026, Grab became the first platform to be awarded the inaugural International Cross-border Ride-hail Service Operator Licence by the Singapore regulators between Singapore and Johor (Malaysia). The regulatory approval establishes a formalized framework for cross-border transit, allowing Grab to operate across a corridor by utilizing designated pick-up and drop-off zones in both jurisdictions.

Financial Services

($ in millions, unless otherwise stated)	Q1 2026	Q1 2025	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency1)
Operating metrics:
Gross loan portfolio	1,438	625	130%

Financial measures:
Revenue	107	75	43%	38%
Segment Adjusted EBITDA	(17)	(30)	45%

●Financial Services revenue grew 43% YoY, or 38% YoY on a constant currency basis, to $107 million in the first quarter of 2026. Revenue growth was primarily driven by increased contributions from lending across GrabFin and our Digibanks. Total loans disbursed grew 67% YoY to reach an all-time high of $1.1 billion during the quarter.

●Growth of our Gross Loan Portfolio accelerated to 130% YoY as of the first quarter of 2026 to reach $1,438 million, from $625 million as of the end of the prior year period, reflecting robust demand for credit across GrabFin and our Digibanks.

●Financial Services segment adjusted EBITDA improved by $13 million YoY to negative $17 million in the first quarter of 2026 from negative $30 million in the prior year period, reflecting increased revenue contributions from our lending businesses.

●Total customer deposits across GXS Bank (Singapore) and GX Bank (Malaysia) remained relatively stable QoQ at $1,630 million at the end of the first quarter of 2026.

Others

($ in millions, unless otherwise stated)	Q1 2026	Q1 2025	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency[2]
Financial measures:
Revenue	1	1	26%	26%
Segment Adjusted EBITDA	(1)	*	NM

* Amount less than $1 million

●Revenue for Others was $1 million in the first quarter of 2026.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “annualized,” “annualized run-rate,” “on track” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information

Grab’s unaudited selected financial data for the three months ended March 31, 2026 and 2025 included in this document and the investor webcast is based on financial data derived from Grab’s management accounts that have not been reviewed or audited.

Certain amounts and percentages that appear in this document may not sum due to rounding.

Non-IFRS Financial Measures

This document and the investor webcast include references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow, gross cash liquidity and net cash liquidity. Grab uses Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, and Adjusted EBITDA margin for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. Adjusted Free Cash Flow excludes the effects of the movement in working capital for our lending and digital banking deposit activities. Grab uses Adjusted Free Cash Flow to monitor business performance and assess its cash flow activity other than its lending and digital banking deposit activities, and Grab’s management believes that the additional disclosure serves as a useful indicator for comparison with the cash flow reporting of certain of its peers. Grab uses gross cash liquidity and net cash liquidity to assess our ability to meet short-term obligations and invest in growth opportunities.

However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Explanation of non-IFRS financial measures:

●Adjusted EBITDA is calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance.
●Segment Adjusted EBITDA represents the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
●Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Gross Merchandise Value. For Financial Services and Others, Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Revenue.
●Total Segment Adjusted EBITDA represents the sum of Adjusted EBITDA of our four business segments.
●Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenue.
●Adjusted Free Cash Flow is defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business.
●Gross cash liquidity includes cash on hand, short-term and long-term time deposits, marketable securities and restricted cash.
●Net cash liquidity includes gross cash liquidity less loans and borrowings.

	Three months ended March 31,
	2026	2025
($ in millions, unless otherwise stated)	$	$
Profit for the period	120	10
Income tax expense	4	14
Share of profit of equity-accounted investees (net of tax)	(1)	(1)
Net finance income (including foreign exchange (gain)/ loss)	(101)	(44)
Operating profit/ (loss)	22	(21)
Net other expenses/(income)	*	(1)
Depreciation and amortization	54	40
Share-based compensation expenses	78	80
Costs related to mergers and acquisitions	2	2
Restructuring costs	4	2
Legal, tax and regulatory settlement provisions	(6)	4
Adjusted EBITDA	154	106

Regional corporate costs	114	86
Total Segment Adjusted EBITDA	268	192

Segment Adjusted EBITDA
Deliveries	88	63
Mobility	198	159
Financial services	(17)	(30)
Others	(1)	*
Total Segment Adjusted EBITDA	268	192

* Amount less than $1 million

	Three months ended March 31,
	2026	2025
($ in millions, unless otherwise stated)	$	$
Net cash (used in)/ from operating activities	(59)	73
Less: Capital expenditures	(33)	(35)
Add: Proceeds from disposal of property, plant and equipment	3	4
Changes in:
- Loan receivables in the financial services segment	192	50
- Deposits from customers in the banking business	(5)	(193)
Adjusted Free Cash Flow	98	(101)

Constant Currency
We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Operating Metrics
Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes (i) sales made through offline stores reported under the deliveries segment; and (ii) revenues made from products and services provided to driver-partners, merchant-partners and other customers to support their businesses, such as GrabAds and GrabRentals, reported under the deliveries and/or mobility segment, as applicable. Mobility GMV is an operating metric representing the GMV of our Mobility segment. Deliveries GMV is an operating metric representing the GMV of our Deliveries segment. On-Demand GMV is an operating metric defined as the sum of Mobility GMV and Deliveries GMV. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare Grab's aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Gross loan portfolio is an operating metric representing the total of current and non-current loan receivables in the financial services segment, gross of expected credit loss allowances as of a given date. Gross loan portfolio reflects the total credit extended to borrowers before deducting loss allowances, providing a measure of lending scale and volume growth that is more directly comparable with Grab’s peers. Our management uses gross loan portfolio to assess origination momentum and portfolio mix, as it is not influenced by period-to-period movements in provisioning levels.

Industry and Market Data
This document may contain information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Impact of $1.5 Billion Convertible Notes Offering on Reported Financial Results
The conversion feature within the convertible notes is accounted for as a derivative liability under IFRS, with its fair value re-measured each reporting period. While this generates volatility in profit/loss, it does not impact Grab's underlying cash flows or adjusted EBITDA.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Three months ended March 31,
	2026	2025
($ in millions, except for share amounts which are reflected in thousands and per share data)	$	$
Revenue	955	773
Cost of revenue	(541)	(449)
Other income	1	8
Sales and marketing expenses	(94)	(82)
General and administrative expenses	(125)	(113)
Research and development expenses	(120)	(121)
Net impairment losses on financial assets	(48)	(33)
Other expenses	(2)	(2)
Restructuring costs	(4)	(2)
Operating profit/ (loss)	22	(21)
Finance income	37	72
Finance costs	(31)	(5)
Net change in fair value of financial assets and liabilities	95	(23)
Net finance income	101	44
Share of profit of equity-accounted investees (net of tax)	1	1
Profit before income tax	124	24
Income tax expense	(4)	(14)
Profit for the period	120	10

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	-	*
Put liabilities at FVOCI – net change in fair value	4	(2)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(27)	8
Debt investments at FVOCI – net change in fair value	(1)	-
Other comprehensive (loss)/ income for the period, net of tax	(24)	6
Total comprehensive income for the period	96	16

*
Profit/ (loss) attributable to:
Owners of the Company	136	24
Non-controlling interests	(16)	(14)
Profit for the period	120	10

Total comprehensive income/ (loss) attributable to:
Owners of the Company	110	28
Non-controlling interests	(14)	(12)
Total comprehensive income for the period	96	16

Earnings/ (loss) per share:
Basic	$0.03	$0.01
Diluted	$(0.01)	$0.01

Weighted-average ordinary shares outstanding:
Basic	4,092,677	4,083,319
Diluted	4,441,368	4,240,254

* Amount less than $1 million

The number of outstanding Class A and Class B ordinary shares was 3,964 million and 126 million as of March 31, 2026, and 4,004 million and 120 million, respectively, as of March 31, 2025. Additionally, 411 million and 220 million potentially dilutive securities have been considered for the computation of diluted earnings per ordinary share for the three months ended March 31, 2026 and 2025, respectively.

Condensed consolidated statement of financial position

	March 31, 2026	December 31, 2025
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	850	831
Intangible assets and goodwill	1,051	1,057
Associates and joint venture	417	309
Deferred tax assets	103	85
Other investments	1,033	1,023
Loan receivables in the financial services segment	476	420
Deposits, prepayments and other assets	153	178
	4,083	3,903
Current assets
Inventories	87	87
Trade and other receivables	210	240
Loan receivables in the financial services segment	845	760
Deposits, prepayments and other assets	219	189
Other investments	3,308	3,371
Cash and cash equivalents	2,948	3,433
	7,617	8,080
Total assets	11,700	11,983
Equity
Share capital and share premium	24,049	23,861
Reserves	(197)	337
Accumulated losses	(17,335)	(17,470)
Equity attributable to owners of the Company	6,517	6,728
Non-controlling interests	17	29
Total equity	6,534	6,757

Non-current liabilities
Loans and borrowings	384	373
Provisions	22	22
Other liabilities	162	169
Deferred tax liabilities	36	35

	604	599
Current liabilities
Loans and borrowings	1,564	1,680
Provisions	16	25
Trade payables and other liabilities	1,307	1,256
Deposits from customers in the banking business	1,630	1,629
Current tax liabilities	45	37
	4,562	4,627
Total liabilities	5,166	5,226
Total equity and liabilities	11,700	11,983

Condensed consolidated statement of cash flows

	Three months ended March 31,
	2026	2025
($ in millions, unless otherwise stated)	$	$
Cash flows from operating activities
Profit before income tax	124	24
Adjustments for:
Amortization of intangible assets	10	8
Depreciation of property, plant and equipment	44	32
Equity-settled share-based payments	78	80
Finance costs	31	5
Net change in fair value of financial assets and liabilities	(95)	23
Net impairment losses on financial assets	48	33
Finance income	(37)	(72)
Loss/ (gain) on disposal of property, plant and equipment	*	(1)
Share of profit of equity-accounted investees (net of tax)	(1)	(1)
Change in provisions	(9)	2
	193	133
Changes in:
- Inventories	1	(2)
- Deposits released/(pledged)	25	(12)
- Trade and other receivables	(16)	(89)
- Loan receivables in the financial services segment	(192)	(50)
- Trade payables and other liabilities	(64)	(85)
- Deposits from customers in the banking business	4	193
Cash (used in)/ from operations	(49)	88
Income tax paid	(10)	(15)
Net cash (used in)/ from operating activities	(59)	73

Cash flows from investing activities
Acquisition of property, plant and equipment	(10)	(16)
Purchase of intangible assets	(3)	(10)
Proceeds from disposal of property, plant and equipment	3	4

Acquisition of subsidiaries with non-controlling interests, net of cash acquired	-	(45)
Acquisition of associates and joint venture	(105)	-
Net proceeds from sale/ (acquisition) of other investments	83	(186)
Interest income received	47	40
Net cash from/ (used in) investing activities	15	(213)

Cash flows from financing activities
Proceeds from share-based payment arrangements	5	6
Repurchase of ordinary shares	(400)	-
Proceeds from bank loans	63	32
Repayment of bank loans	(66)	(41)
Payment of lease liabilities	(17)	(15)
Acquisition of non-controlling interests without change in control	-	(25)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control	-	45
Deposits released	4	*
Interest paid	(7)	(2)
Net cash (used in)/ from financing activities	(418)	*

Net decrease in cash and cash equivalents	(462)	(140)
Cash and cash equivalents at beginning of the period	3,433	2,964
Effect of exchange rate fluctuations on cash held	(23)	4
Cash and cash equivalents at end of the period	2,948	2,828

* Amount less than $1 million